12235 El Camino Real
San Diego, CA 92130
PHONE 858.350.2300
FAX 858.350.2399
www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED BY RA MEDICAL SYSTEMS, INC.: RMED-002

September 10, 2018

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Amanda Ravitz
Heather Percival
Caleb French
Eric Atallah
Kevin Kuhar

Re:	Ra Medical Systems, Inc.
Registration Statement on Form S-1
File No. 333-226191

Ladies and Gentlemen:

On behalf of Ra Medical Systems, Inc., a Delaware corporation (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-226191), confidentially submitted to the Commission on May 21, 2018, as revised on June 28, 2018, and publicly filed on July 16, 2018, as revised on August 24, 2018 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission September 10, 2018 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY RA MEDICAL SYSTEMS, INC.: RMED-002

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The Company advises the Staff that on September 5, 2018, representatives of Piper Jaffray & Co. and Cantor Fitzgerald & Co., the lead underwriters for the Company’s initial public offering, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipate that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”). Prior to September 5, 2018, the underwriters did not deliver the Preliminary Price Range for the initial public offering. The Company does not intend to effect a stock split as of the date hereof, and all per share numbers in this letter are consistent with the Registration Statement.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for the Company’s initial public offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be reduced to a two-dollar price range and included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors.

The Company supplementally advises the Staff that the Company’s board of directors determined that the fair value of its common stock for equity awards granted on June 4, 2018 and June 8, 2018 was $28.94 per share. At the time of the grants on June 4, 2018 and June 8, 2018, the Company’s board of directors carefully considered all relevant information available to it, including (i) the Company’s $25.00 per share common stock financing transaction to outside investors in arms-length transactions that closed in May 2018 (the “Common Stock Financing”) and (ii) the most recent valuation report of its third-party independent valuation firm (the “Valuation Report”). The Valuation Report concluded that, as of May 18, 2018, the fair market value of the Company’s common stock was $28.94 per share, which is $[***] per share [***] the mid-point of the Preliminary Price Range. The board of directors determined that there were no material changes in the Company’s business between May 18, 2018 and the grant dates of June 4, 2018 and June 8, 2018, or in the assumptions upon which the Valuation Report was based, that affected the fair value of its common stock as of such grant dates.

The sections captioned “Stock-based compensation expense” and “Common Stock Valuations” on pages 87 through 89 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement include a detailed explanation of the factors considered by the Company in determining the fair value of its common stock. Each time the Company’s board of directors has granted options, it has granted those options with an exercise price intended to be equal to the fair value of the underlying common stock on the date of the

Securities and Exchange Commission September 10, 2018 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY RA MEDICAL SYSTEMS, INC.: RMED-002

grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s common stock requires the Company’s board of directors to make complex and subjective judgments. In doing so, the Company’s board of directors carefully considered all relevant information available to it, including the Common Stock Financing and the Valuation Report.

For purposes of determining the fair value of the Company’s common stock for the grants made in June 2018, the Company and a third-party independent valuation firm performed a valuation of the Company’s common stock as of May 18, 2018 on a minority, non-marketable interest basis. The third party valuation firm used the hybrid method, a combination of the Probability Weighted Expected Return Method (“PWERM”) and Option Pricing Model (“OPM”), to allocate equity value in determining the valuation of the Company’s common stock as of May 18, 2018. The Valuation Report performed as of May 18, 2018 incorporated a near-term initial public offering (“IPO”) scenario using PWERM weighted at 80%. Other near-term exit events, a long-term stay private case, and dissolution were all considered as non-IPO scenarios (“Alternative Exit Events”) using OPM, and were weighted at 20%. The Valuation Report also reflected a 10% and 15% discount for lack of marketability under PWERM and OPM, respectively. Further, from September 2017 to May 2018, the Company sold 731,280 shares of its common stock, at a purchase price of $25.00 per share in the Common Stock Financing. These sales represented sales made on an arms-length basis to sophisticated purchasers through negotiated transactions. Based on the factors noted above and the Valuation Report, the Company’s board of directors determined that the fair value of Company common stock was $28.94 per share and the Company granted stock options in June 2018 with an exercise price of $28.94 per share and restricted stock units based on this valuation. There were no significant changes in the Company’s business, operations or products between the date of the third-party valuation report and each such grant date.

Because the mid-point of the preliminary price range is [***] the fair value of the Company’s common stock at which equity awards were granted by the Company on June 4, 2018 and June 8, 2018, the Company will not recognize additional stock compensation expense. The Company believes that the difference in value reflected between the fair value of its common stock as of June 4, 2018 and June 8, 2018 and the midpoint of the Preliminary Price Range of this offering is primarily the result of the following factors:

•

The third-party independent valuation firm is not affiliated with the underwriters of the Company’s initial public offering. While the third-party independent valuation firm utilized reasonable assumptions provided by the Company and available market data to create the Valuation Report, the underwriters utilized equally reasonable but different assumptions and data sets to determine the Preliminary Price Range.

•

In reliance on Section 5(d) of the Securities Act of 1933, as amended, the underwriters had the benefit of participating in “Testing-the-Waters” meetings with potential institutional investors. This experience, together with more than three months of additional market data, enabled the underwriters to further refine their valuation models with information unavailable to the Company and the third-party independent valuation firm in May 2018.

The Company believes that the fair values determined for the common stock underlying each option grant and restricted stock unit award are appropriate and demonstrate the diligent efforts of the Company’s board of directors and management to consider all relevant factors in determining fair value at each valuation date. The Company’s board of directors consists of individuals with significant experience in business and finance and significant experience in valuing medical device companies, including

Securities and Exchange Commission September 10, 2018 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY RA MEDICAL SYSTEMS, INC.: RMED-002

determining the fair values of the common stock of such companies. The Company’s board of directors reached its determination of the estimated fair value of the Company’s common stock after thorough discussions and made its determination in good faith, based on the information available on the dates of grant, including the Valuation Report. While the third-party independent valuation firm, in collaboration with the Company, and the underwriters arrived at different valuations for the Company’s common stock, the parties reasonably believed these valuations represented the fair market value of the Company’s common stock at each valuation date.

* * * *

Securities and Exchange Commission September 10, 2018 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY RA MEDICAL SYSTEMS, INC.: RMED-002

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please contact me at (858) 350-2308 or mwaters@wsgr.com if you have any questions regarding the foregoing. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Martin J. Waters

Martin J. Waters

cc:	Dean Irwin, Ra Medical Systems, Inc.
Andrew Jackson, Ra Medical Systems, Inc.

Zachary B. Myers, Wilson Sonsini Goodrich & Rosati, P.C.

Joshua A. Kaufman, Cooley LLP
Donald Shum, Cooley LLP

Bruce Rucks, Deloitte & Touche LLP